

June 29, 2012

<u>Via E-mail</u>
Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 E. Rice Place, Suite #107
Aurora, CO 80015

> **Re: ChineseInvestors.com, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed June 4, 2012**
> **Response dated June 25, 2012**
> **File No. 333-179783**

Dear Mr. Wang:

      We have limited our review of your registration statement and response letter dated June 25, 2012 to the issues addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We have considered the legal opinion from Indiana counsel you provided to us with your response letter dated June 25, 2012. Please revise your disclosure to explain that the company's board of directors can approve and implement a stock split (forward or reverse) without shareholder approval and without an amendment to your articles of incorporation that is filed with the Secretary of State. Also discuss that Indiana corporate law does not place any time limits on shareholder authorization (if it is obtained) for the board of directors to act upon a stock split. Discuss in the description of your securities and in a new risk factor the implications to shareholders of the board of director's power to implement changes to your capitalization and number of outstanding shares without shareholder approval, including dilution and anti-takeover implications. Discuss other types of material corporate transactions or amendments to the articles of incorporation that the company's board of directors may adopt without shareholder approval due to the fact that neither Indiana corporate law nor the company's governing documents require shareholder approval.

2.   Please clarify when the 8-for-1 reverse stock split was effective. We note the inconsistent dates you disclose in various filings as follows:

- "On September 8, 2010, in the second quarter of FY 2012" (on page 11 of the Form 10-Q for the quarter ended August 31, 2011);
- "On September 8, 2010, in the third quarter of FY 2012" (on page 11 of the Form 10-Q for the quarter ended February 29, 2012; on page F-23 of the Form S-1/A filed June 4, 2012);
- "On September 8, 2011, in the second quarter of FY 2012" (on page F-10 of the Form S-1/A filed December 27, 2011);
- "[O]n or about October 6, 2011" (on page 17 of the Form S-1/A filed December 27, 2011; on page 20 of the Form S-1/A filed June 4, 2012); and
- "During the third quarter of the year ended May 31, 2012" (on page F-12 of the Form S-1/A filed June 4, 2012)

You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Dennis Brovarone, Esq.